October 16, 2007

Mr. Dennis C. Hult, Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Small Business
100 F Street, N.W.
Mail Stop 7010
Washington, D.C.  20549-0405

RE:       Material Technologies, Inc. (the “Company”)
            Current Report on Form 8-K/A filed October 3, 2007

Dear Mr. Hult:

In connection with the response to your comments and the filing of the Company’s Current Report on Form 8-K/A, the Company hereby acknowledges the following:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Company may not be assert as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Material Technologies, Inc.

 /s/ Robert M. Bernstein
By: Robert M. Bernstein
Its: Chief Executive Officer